EXHIBIT 99

Magna Posts 2020 Annual Report

AURORA, Ontario, March 26, 2021 (GLOBE NEWSWIRE) -- Magna International Inc. (TSX: MG; NYSE: MGA) today announced that its 2020 Annual Report, including Management’s Discussion and Analysis and Audited Consolidated Financial Statements, Annual Information Form (AIF) and Form 40-F, are now available on the company’s website, www.magna.com.  Magna has also filed these documents with the Canadian Securities Administrators (accessible through its website at www.sedar.com) and the U.S. Securities and Exchange Commission (accessible through its website at www.sec.gov/edgar).

Our 2021 Annual Meeting of Shareholders will be held on Thursday May 6, 2021, commencing at 10:00 a.m. (Eastern Daylight Time). Due to the COVID-19 pandemic, the meeting is being conducted as a virtual-only meeting accessible at www.virtualshareholdermeeting.com/mga2021.

Magna will provide a hard copy of its audited financial statements as contained in our 2020 Annual Report to Shareholders, free of charge, on request through our website or in writing to Magna International Inc., Attn: Corporate Secretary, 337 Magna Drive, Aurora, ON, Canada L4G 7K1.

INVESTOR CONTACT
Louis Tonelli, Vice-President, Investor Relations
louis.tonelli@magna.com, 905.726.7035

MEDIA CONTACT
Tracy Fuerst, Vice-President, Corporate Communications & PR
tracy.fuerst@magna.com, 248.631.5396

OUR BUSINESS (1)
We are a mobility technology company. We have over 158,000 entrepreneurial-minded employees, 342 manufacturing operations and 91 product development, engineering and sales centres in 27 countries. We have complete vehicle engineering and contract manufacturing expertise, as well as product capabilities that include body, chassis, exteriors, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). For further information about Magna, visit www.magna.com.

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(1) Manufacturing operations, product development, engineering and sales centres and employee figures include certain equity-accounted operations.

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